Administrative Office 4333 Edgewood Road NE Cedar Rapids, IA 52499

December 15, 2011

Mr. Craig Ruckman

Office of Insurance Products

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Transamerica Advisors Life Insurance Company

Pre-Effective Amendment No. 1 to Registration Statement filed on Form S-3

File Nos. 333-177282

Dear Mr. Ruckman:

Transamerica Advisors Life Insurance Company filed the Pre-Effective Amendment No. 1 to the above-referenced Form S-3 registration statement on December 15, 2011. Pursuant to Rule 461 under the Securities Act of 1933, Transamerica Advisors Life Insurance Company and the principal underwriter, Transamerica Capital, Inc., now respectfully request that the effective date of the registration statement be accelerated and that the registration statement be declared effective December 15, 2011, or as soon thereafter as is reasonably practicable.

Transamerica Advisors Life Insurance Company acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Transamerica Advisors Life Insurance Company		Transamerica Capital, Inc.

By:	/s/ Darin D. Smith	By:	/s/ Lisa Wachendorf
	Darin D. Smith		Lisa Wachendorf
	Vice President		Assistant Vice President